CI Financial

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3C7
T: 416-681-6507
F: 416-365-0501
E: mkilleen@ci.com

06017473

SEC MAIL PROCESSING RECEIVED OCT 10 2006 WASH., D.C. 213 SECTION

SUPPL

October 2, 2006

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: ~~CI Financial Income Fund,~~ CI Fund Management as successor to CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\ci\mjk\letters\sec-ltr.doc

dlw 10/18

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL RECEIVED PROCESSING OCT 10 2006 WASH. D.C. 213 SECTION

For the month of September, 2006.

Commission File Number 82-4994

CI Financial Income Fund, as successor to CI Financial Inc.
(Translation of registrant's name into English)

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☒ No☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-4994.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CI Financial Income Fund, as successor to
CI Financial Inc.
(Registrant)

Date October 2, 2006

By [signature]
(Signature) *
Michael J. Killeen, Senior Vice-President,
General Counsel and Corporate Secretary

* Print the name and title under the signature of the signing officer.

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: GSX.PR.A **FOR IMMEDIATE RELEASE**

Global Resource Split Corp. Announces Quarterly Distribution to Preferred Shareholders

Toronto, September 1, 2006 – Global Resource Split Corp. (the "Corporation") announced today its quarterly distribution for the period ending September 30, 2006 of $0.13125 per preferred share payable on September 29, 2006 to shareholders of record as at September 15, 2006.

The Corporation's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009.

The Corporation's preferred shares are listed on the Toronto Stock Exchange under the symbol GSX.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\sep06\rel-global-res.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports sales and assets for August

TORONTO (September 5, 2006) – CI Financial Income Fund ("CI") today reported net sales of $104 million for August 2006, and assets under management of $58.4 billion and fee-earning assets of $75.5 billion at the end of the month.

"It was an excellent month for asset growth, with CI's mutual and segregated funds up 1.2% as Canadian and global markets continued to make gains from the low for the year reached in mid-June," said Stephen A. MacPhail, President and Chief Operating Officer.

"Additionally, net sales of $125 million in long-term funds at CI Investments in August is particularly notable given that August is a slow month for the industry. This result also means that CI continues to be one of the top-selling fund companies in Canada."

CI Investments Inc. had gross sales of $585 million and net sales of $121 million, consisting of net sales of $125 million in long-term funds and net redemptions of $4 million in money market funds. United Financial Corporation had gross sales of $68 million and net redemptions of $17 million.

CI's fee-earning assets at August 31, 2006, consisted of assets under management of $58.4 billion and administered/other assets of $17.1 billion. Assets under management included investment fund assets at CI Investments and United Financial of $57.3 billion and structured products/closed-end funds of $1.1 billion. Administered/other assets included institutional assets at Trilogy Global Advisors, LLC, which generate fees for CI. The $15.8 billion in assets under administration at Assante Wealth Management and IQON Financial Management Inc. (net of assets under management at United Financial) generate fees for those companies.

In other developments, Morningstar Canada reported in August that CI Investments had 44 mutual and segregated funds with its top five-star rating at July 31, 2006, the most in the industry.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and at www.ci.com under "Financial Reports" in the Corporate section.

CI Financial **News Release**

CI FINANCIAL INCOME FUND AUGUST 31, 2006 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$528	$403	$125
CI money market	57	61	-4
TOTAL CI Investments	$585	$464	$121
TOTAL United Financial	$68	$85	-$17
TOTAL CI	$653	$549	$104

FEE-EARNING ASSETS	July 31/06 (millions)	August 31/06 (millions)	% Change
CI mutual/segregated funds	$47,336	$47,954	1.3%
United Financial funds	9,325	9,365	0.4%
	$56,661	$57,319	1.2%
Structured products/closed-end funds	1,073	1,056	-1.6%
TOTAL Assets Under Management	$57,734	$58,375	1.1%
CI administered/other assets	1,362	1,364	0.2%
Assante/IQON assets under administration (net of $9.4 billion in United funds) (est)	15,783	15,783	0.0%
TOTAL FEE-EARNING ASSETS	$74,879	$75,522	0.9%

AVERAGE ASSETS UNDER MANAGEMENT	July 31/06 (millions)	August 31/06 (millions)	% Change
Monthly	$56,960	$58,150	2.1%
Quarter-to-date	$56,466	$57,033	1.0%
Fiscal year-to-date	$56,466	$57,033	1.0%

FISCAL AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2006 (May) (millions)	Fiscal 2006 (Dec.) (millions)	% Change
Fiscal year average assets	$54,083	$57,033	5.5%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	145,970,236	Bank debt	$472
Trust units	138,075,291	Cash & marketable securities	(54)
Total outstanding units	284,045,527	Net debt outstanding	$418
Yield at $30.15	6.7%	Net debt to annualized EBITDA (most recent quarter)	0.63:1
In-the-money options	5,717,900	In-the-money equity comp. liability (net of tax)	$54
Percentage of all options	100%	Terminal redemption value of funds	$773
All options % of units	2.0%	Quarter-to-date equity-based compensation*	$1

*Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($31.03) to August 31, 2006 ($30.15).

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
(416) 364-1145

82-4994

CI Investments™

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: SLN.UN**

CI Investments proposes merger of two Skylon trusts

TORONTO (September 14, 2006) – CI Investments Inc. ("CI"), the manager of the Skylon group of specialty funds, today announced a proposal to merge Skylon Capital Yield Trust (TSX: SLN.UN) into High Yield & Mortgage Plus Trust (TSX: HYM.UN).

The two trusts have similar mandates in that both provide exposure to high-yield debt securities, including corporate bonds and bank loans and, in the case of High Yield & Mortgage Plus Trust, commercial mortgage-backed securities. Both high-yield portfolios are managed by Barry Allan of Toronto-based Marret Asset Management Inc.

The date of the proposed merger coincides with the April 30, 2007 maturity of Skylon Capital Yield Trust. CI believes that a merger of the trusts will provide investors in Skylon Capital Yield Trust with a superior investment opportunity compared with alternatives such as terminating the trust or extending the term of its mandate.

Despite similarities in the two trusts' mandates and historic returns, Skylon Capital Yield Trust is required to pay larger monthly distributions than High Yield & Mortgage Plus Trust, which has reduced its capital. The trusts have substantially the same management and operating expenses, except High Yield & Mortgage Plus Trust is not charged a performance fee.

"Under this proposal, investors in Skylon Capital Yield Trust will maintain exposure to the high-yield debt market and the expertise of Marret Asset Management, without incurring trading costs," said David R. McBain, Senior Vice-President of CI.

"By investing in High Yield & Mortgage Plus Trust, they will also have exposure to commercial mortgage-backed securities, a promising and growing market. Furthermore, as a larger trust, High Yield & Mortgage Plus Trust also will be in a stronger position to maintain its mandate while funding any redemption requests."

After settling its forward agreements, Skylon Capital Yield Trust is expected to implement the merger as a "qualifying exchange" that will enable taxable investors in Skylon Capital Yield Trust to defer realizing the capital gains on their units.

The proposal is subject to the approval of unitholders of Skylon Capital Yield Trust. If approved, the two trusts will be merged on or about April 30, 2007. Unitholders of Skylon Capital Yield Trust who do not wish to become unitholders in High Yield & Mortgage Plus Trust will have the option of redeeming their units at net asset value on April 30, 2007. CI expects to mail the proposal to unitholders later this month and to hold a meeting of unitholders on or about October 30, 2006. The record date for the meeting is September 14, 2006. The merger is also subject to any necessary regulatory approvals.

CI Investments

News Release

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $75.5 billion in fee-earning assets as of August 31, 2006. CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

-30-

For further information, please contact:
David McBain
Senior Vice-President
CI Investments Inc.
(416) 364-1145

Placements CI

2, rue Queen Est 20e étage
Toronto (Ontario) M5C 3G7
Téléphone : 416-364-1145 Sans frais : 1-800-268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : SLN.UN**

Placements CI propose la fusion de deux fiducies de Skylon

TORONTO (14 septembre 2006) – CI Investments Inc. (« CI »), le gestionnaire du groupe de fonds spécialisés de Skylon, a annoncé aujourd'hui sa proposition de fusionner Skylon Capital Yield Trust (TSX: SLN.UN) avec High Yield & Mortgage Plus Trust (TSX: HYM.UN).

Les deux fiducies partagent des mandats similaires par le fait qu'ils offrent une exposition aux titres de créances à rendement élevé, y compris des obligations de société et des prêts bancaires. Dans le cas de la fiducie High Yield & Mortgage Plus Trust, des titres adossés à des créances hypothécaires commerciales font également partie du placement. Les deux portefeuilles à rendement élevé sont gérés par Barry Allan de Marret Asset Management Inc., une firme siégée à Toronto.

La fusion proposée est prévue pour le 30 avril 2007, jour de l'échéance de la fiducie Skylon Capital Yield Trust. Selon CI, la fusion des fiducies offrira aux titulaires de la fiducie Skylon Capital Yield Trust une meilleure occasion de placement que d'autres options, telles que mettre fin à la fiducie ou allonger le terme de son mandat.

Malgré les similarités entre les mandats des deux fiducies et leurs rendements historiques, Skylon Capital Yield Trust doit verser des distributions mensuelles plus élevées que la fiducie High Yield & Mortgage Plus Trust – cette fiducie ayant réduit son capital. Les fiducies sont assujetties à des frais d'exploitation et de gestion similaires, toutefois aucune prime de rendement ne s'applique à la fiducie High Yield & Mortgage Plus Trust.

« Sous les termes de cette proposition, les titulaires de Skylon Capital Yield Trust conserveront une exposition au marché des créances à rendement élevé et pourront continuer à profiter de l'expertise de Marret Asset Management, sans assumer davantage de frais, » a dit David R McBain, vice-président principal de CI.

« En investissant dans la fiducie High Yield & Mortgage Plus Trust, les titulaires profiteront aussi d'une exposition aux créances hypothécaires commerciales. Ce marché se révèle fructueux et très prometteur. De plus, la fiducie High Yield & Mortgage Plus Trust, qui est un fonds plus étendu, sera en meilleure position pour maintenir son mandat, alors qu'elle devra aussi assurer le paiement de demandes de rachat. »

Après avoir conclu ses contrats à terme, la fiducie Skylon Capital Yield Trust est prévue procéder à la fusion sous le biais d'une « échange admissible ». Cela permettra aux titulaires de Skylon Capital Yield Trust, qui sont assujettis à l'imposition, de reporter leurs gains en capital.

La proposition est assujettie à l'approbation des titulaires de Skylon Capital Yield Trust. Si elle est approuvée, les deux fiducies seront fusionnées vers le 30 avril 2007. Les titulaires de Skylon Capital Yield Trust qui ne souhaitent pas convertir leur placement dans la fiducie High Yield & Mortgage

Plus Trust auront le choix de racheter leurs parts à la valeur de clôture de l'actif net en date du 30 avril 2007. CI prévoit envoyer cette proposition aux titulaires au cours des quelques prochaines semaines et tenir une réunion des porteurs de parts vers le 30 octobre 2006. La date d'enregistrement pour la réunion est le 14 septembre 2006. La fusion est également assujettie à une approbation obligatoire de la part d'organismes de réglementation.

CI Investments Inc. est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), société de gestion de patrimoine indépendante sous contrôle canadien ayant environ 75,5 milliards de dollars d'actif au 31 août 2006. CI Financial offre une vaste gamme de produits et services de placement, y compris un choix de fonds de placement de premier rang. Le site Web de CI se trouve à l'adresse www.ci.com.

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Pour de plus amples renseignements, veuillez communiquer avec :
David McBain
Vice-président principal
CI Investments Inc.
416-364-1145

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending September 30, 2006

Toronto, September 15, 2006 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending September 30, 2006 of $0.1458 per unit payable on October 13, 2006 to unitholders of record as at September 29, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending September 30, 2006

Toronto, September 15, 2006 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending September 30, 2006 of $0.15625 per unit payable on October 13, 2006 to unitholders of record as at September 29, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

82-4994

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending September 30, 2006

Toronto, September 15, 2006 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending September 30, 2006 of $0.0666 per unit payable on October 13, 2006 to unitholders of record as at September 29, 2006.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\sep06\rel-signature.dot

82-4994

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, September 15, 2006 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending September 30, 2006 of $0.375 per unit payable on October 13, 2006 to unitholders of record as at September 29, 2006.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\sep06\rel-all-asset.doc

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending September 30, 2006

Toronto, September 15, 2006 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending September 30, 2006 of $0.1875 per unit payable on October 13, 2006 to unitholders of record as at September 29, 2006.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

82-4994

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending September 30, 2006

Toronto, September 15, 2006 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending September 30, 2006 of $0.1510 per unit payable on October 13, 2006 to unitholders of record as at September 29, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\sep06\rel-skylon-global.dot

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending September 30, 2006

Toronto, September 15, 2006 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending September 30, 2006 of $0.1510 per unit payable on October 13, 2006 to unitholders of record as at September 29, 2006.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\sep06\rel-skylon-globalii.dot

82-4994

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending September 30, 2006

Toronto, September 15, 2006 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending September 30, 2006 of $0.05833 per unit payable on October 13, 2006 to unitholders of record as at September 29, 2006.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\sep06\rel-skylon-growth.doc

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario, M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending September 30, 2006

Toronto, September 15, 2006 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending September 30, 2006 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	September 29, 2006	October 13, 2006
Series B units	US$0.0417 per unit	September 29, 2006	October 13, 2006

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces Distribution For Month Ending September 30, 2006

Toronto, September 15, 2006 – Yield Advantage Income Trust (the "Trust") announces a distribution for the month ending September 30, 2006 of $0.0583 per unit payable on October 13, 2006 to unitholders of record as at September 29, 2006.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\sep06\rel-skylon-yield-adv.doc

82-4994

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

CI Investments™

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, September 18, 2006 – DDJ High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending September 29, 2006 of $0.30 per unit payable on October 13, 2006 to unitholders of record as at September 29, 2006.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued around the world.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cvb\funds\ddj\distrib\2006\sept\sept06.doc